Media Relations Jorge Perez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES ORGANIZATIONAL CHANGES

MONTERREY, MEXICO. MAY 21, 2020 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today changes to its senior level organization.

Jose Antonio Gonzalez, current Executive Vice President of Finance and Administration, has been appointed Executive Vice President of Strategic Planning and Business Development.

Maher Al-Haffar, current Executive Vice President of Investor Relations, Corporate Communications and Public Affairs, has been appointed Executive Vice President of Finance and Administration. Investor Relations will be integrated to Finance.

Mauricio Doehner, current Executive Vice President of Corporate Affairs and Enterprise Risk Management, has been appointed Executive Vice President of Corporate Communications, Public Affairs and Enterprise Risk Management.

Juan Romero, current Executive Vice President of Sustainability, Commercial and Operations Development, will oversee Digital Marketing, in addition to his current responsibilities.

Luis Hernandez, current Executive Vice President of Digital and Organizational Development, will oversee CEMEX Ventures, in addition to his current responsibilities.

Juan Pablo San Agustin, current Executive Vice President of Strategic Planning and Business Development, will leave CEMEX.

These organizational changes are effective immediately. All Regional Presidents and all other Executive Vice Presidents have been ratified in their positions.

For more information on CEMEX and its senior management team, please visit: www.cemex.com

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

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CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.